

Mail Stop 3561

September 9, 2015

<u>Via E-mail</u>
Ms. K. Christine Ramon
AngloGold Ashanti Limited
76 Jeppe Street, Newtown, Johannesburg, 2001
P.O. Box 62117, Marshalltown, 2107
Republic of South Africa

     Re: **AngloGold Ashanti Limited**
              Form 20-F for the Fiscal Year Ended December 31, 2014
              Filed April 2, 2015
              File No. 001-14846

Dear Ms. Ramon:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ John Reynolds

                      John Reynolds
                      Assistant Director
                      Office of Beverages, Apparel, and Mining